Altisource Suggests 10 Questions for Shareholders to Ask Front Yard Residential Corporation at Its Upcoming 2020 Annual Meeting of Shareholders

Altisource calls for increased transparency from RESI regarding the failed Amherst transaction

Altisource requests that RESI post a full list of all questions RESI receives during its June 22, 2020 Annual Meeting of Shareholders, along with RESI’s responses, to its public Investor Relations website in a timely manner

Altisource reiterates its intention to WITHHOLD votes for directors Rochelle Dobbs and George McDowell and to vote AGAINST the advisory proposal to approve the compensation for RESI’s named executive officers at the upcoming Annual Meeting

LUXEMBOURG, June 19, 2020 (GLOBE NEWSWIRE) -- Altisource Portfolio Solutions S.A. (“Altisource”) (NASDAQ: ASPS), a leading provider and marketplace for the real estate and mortgage industries and a significant shareholder of Front Yard Residential Corporation (the “Company” or “RESI”) (NYSE: RESI), today publicly called on the Board of Directors (the “Board”) of RESI to increase its transparency with shareholders at its upcoming Annual Meeting, which will be held on June 22, 2020.

As noted in our letter to shareholders dated June 8, 2020, Altisource, as one of RESI’s largest shareholders, has suffered substantial value destruction. While we have remained patient and supportive over the past several years, we have grown increasingly frustrated by RESI’s costs, excessive compensation, history of underperformance, lack of disclosure regarding its termination of the shareholder approved merger with Amherst, and most recently, its efforts to fast track its Annual Meeting in an apparent attempt to frustrate shareholders’ ability to submit nominations and to meaningfully exercise their franchise.

We are now just one business day before RESI’s Annual Meeting and the Company has yet to disclose any process or directions for shareholders to submit questions during the Meeting - a consequence, we believe, of RESI’s rush to hold an annual meeting, which also resulted in a proxy statement that lacked such basic information as the number of outstanding shares as of the record date.

Because RESI has failed to adequately address our concerns during our private discussions, we are issuing the below series of questions for shareholders to submit at RESI’s upcoming Annual Meeting. We believe that RESI’s shareholders deserve transparency and accountability from the Board, and we respectfully request that RESI commit to publishing on its Investor Relations site a list of any questions it receives during the Annual Meeting, along with their respective answers if not addressed during the Annual Meeting, on a timely basis.

1.	Will RESI commit to a strategy of selling its assets on an individual basis and, where advantageous, also on a portfolio basis?

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RESI historically stated that its assets have a value in the range of $16-$20/share. In support of the Amherst transaction, RESI noted that it would incur approximately $6.50/share in costs if it undertook to sell these assets on an individual basis. Employing an asset sale strategy could render net proceeds for shareholders that are equivalent to or better than the expected proceeds from the failed merger.

2.	Will RESI commit to reinstating its dividend? Why did RESI suspend its dividend payment in the first place?

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RESI’s public company peers have continued paying dividends. RESI also received $100 million from Amherst as part of its termination of the merger agreement and recently noted on its earnings call that it had completed its best month in history. Additionally, RESI subsequently issued a press release on June 5, 2020 reporting that its April and May rent collections and occupancy performance were strong and in line with historical trends. Cash conservation does not appear to be a significant concern.

3.	What issues did Amherst raise in connection with the merger that caused RESI to consent to the termination?

•	RESI appears to have had specific performance rights and Amherst appears to have had committed debt and no right to terminate for a pandemic.

4.
Will RESI commit to not pay compensation - bonuses, equity, golden parachute compensation or other change in control payments - to executives who by agreement are employees of and compensated by RESI’s external manager?

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RESI paid approximately $3 million in cash and equity in 2019 to executives who are employed and compensated by its external manager. RESI further committed to over $15 million in “golden parachute” payments to these same executives in connection with the failed Amherst merger. RESI should not be making these payments when RESI already pays its external manager, which is contractually responsible for these executives’ costs. We believe the financial burden to RESI of these massive payments is unwarranted, a waste of corporate assets and destroys shareholder value.

5.	What is RESI’s cost reduction strategy?

•	We believe RESI has a bloated cost structure that is substantially out of line with its peers.

6.	Will RESI commit to replacing the two directors whom we believe appear to have a conflict of interest as it relates to RESI’s CEO?

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The director biographies available on RESI’s website suggest long-standing relationships among George Ellison, Rochelle Dobbs and George McDowell dating back to the time when all three were executives at Bank of America/Bank of America Merrill Lynch (“BAML”). We believe that Mr. Ellison was the catalyst for the nomination of his former BAML colleagues for election to RESI’s Board; as a result, we believe they could owe their directorships to Mr. Ellison, yet serve as two out of the three members of the compensation committee responsible for determining the unwarranted additional compensation payable to him, as well as other executives. We are concerned that this appearance of conflicts of interest compromises the objectivity and loyalty of these two directors particularly in light of the unwarranted payments to employees of RESI’s external manager.

7.
What is the basis for RESI issuing the statement that the Board unanimously supports George Ellison and Robin Lowe despite the fact that they were placed on administrative leave by RESI’s external manager in connection with the external manager’s internal investigation? What does the external manager’s internal investigation concern? What is the RESI Board’s contingency plan if Mr. Ellison and/or Mr. Lowe are relieved of their positions as officers of its external manager?

8.
Given that RESI issued its statement in support of Messrs. Ellison and Lowe on the same day that they were placed on administrative leave by AAMC, did RESI undertake an investigation into the circumstances giving rise to the two RESI executives’ suspension prior to issuing its statement? And if so, what were the findings of this investigation?

9.
At the time the RESI Board approved June 22 as the date for the 2020 Annual Meeting, was the Board aware that had the Annual Meeting been scheduled just one day later, the nomination window would have been re-opened and shareholders would have been able to submit nominations? Why did the Board and management act in such an unfriendly manner to shareholders even after we brought this issue to your attention?

10.
What was the date that RESI initiated its brokers search in connection with the 2020 Annual Meeting of Shareholders, and did that timeline satisfy the SEC regulation requiring 20 business days between the search initiation date and the record date?

We respectfully encourage other RESI shareholders to attend the Company’s upcoming Annual Meeting and to exercise their rights as shareholders and hold the RESI Board accountable for its lack of transparency. Our previous communications to the RESI Board and management team have been met with only cursory and inadequate responses, and we hope that the collective action of RESI shareholders will prompt the Company to offer meaningful answers to our and other shareholders’ questions.

In the meantime, we continue to believe that the seriousness of the RESI Board’s lack of transparency and history of underperformance and governance failures demand urgent action. We reiterate the fact that we will vote WITHHOLD on the apparently conflicted nominees Rochelle R. Dobbs and George W. McDowell, and AGAINST the advisory proposal to approve the compensation for RESI’s named executive officers.

We look forward to engaging with the RESI Board at the Annual Meeting of Shareholders and in the future as circumstances warrant.

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About Altisource®
Altisource Portfolio Solutions S.A. (NASDAQ: ASPS) is an integrated service provider and marketplace for the real estate and mortgage industries. Combining operational excellence with a suite of innovative services and technologies, Altisource helps solve the demands of the ever-changing markets we serve. Additional information is available at www.altisource.com.

Investor Contact:
MacKenzie Partners, Inc.
Bob Marese/David Whissel
+1 (212) 929-5500
proxy@mackenziepartners.com

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Altisource Portfolio Solutions S.A. (“Altisource”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Altisource.

PLEASE NOTE: Altisource is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.